SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHAFS Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 Research Park Drive
(No. and Street)

Madison (City) WI (State) 53725 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cutler 608.274.1820 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI LLP
(Name – *if individual, state last, first, middle name*)

4000 Lexington Ave N. (Address) St. Paul (City) Minnesota (State) 55126 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Cutler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHAFS Equities Corporation, as of December 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

commission expires 2.22.09

David B. Cutler
Signature

Vice President, Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHAFS Equities Corporation

A wholly owned subsidiary of WHA Financial Solutions, Inc.

Financial Statements

Year Ended December 31, 2005

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
WHAFS Equities Corporation
Madison, Wisconsin

We have audited the accompanying balance sheet of WHAFS Equities Corporation (a subsidiary of WHA Financial Solutions, Inc.) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WHAFS Equities Corporation as of December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

Wipfli LLP

January 26, 2006
St. Paul, Minnesota

WHAFS Equities Corporation

A wholly owned subsidiary of WHA Financial Solutions, Inc.

Balance Sheet

December 31, 2005

Assets		
Assets:		
Cash and cash equivalents	$	593,704
Commissions receivable		189,444
Accounts receivable - Affiliate		108,885
TOTAL ASSETS	$	892,033
Stockholder's Equity		
Stockholder's equity:		
Common stock; $.01 par value; 9,000 shares authorized; 3 shares issued and outstanding		-
Additional paid-in capital		40,022
Retained earnings		852,011
TOTAL STOCKHOLDER'S EQUITY	$	892,033

See accompanying notes to financial statements.

WHAFS Equities Corporation

A wholly owned subsidiary of WHA Financial Solutions, Inc.

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

WHAFS Equities Corporation (the "Company"), a wholly owned subsidiary of WHA Financial Solutions, Inc. (the parent company), is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's business purpose is to market tax deferred annuities and mutual funds for employer-sponsored retirement plans and provide consulting and brokerage services to the health care industry. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that rule.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues from commissions on a trade date basis.

Income Taxes

The Company files a consolidated federal income tax return with its parent company. Federal income taxes are determined based on separate earnings or loss of the companies.

Note 2 Commissions Receivable

Commissions receivable represent fees due from insurance companies for tax deferred annuities and mutual funds that the Company sells.

The Company consider commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charge to operations when that determination is made.

Note 3 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum regulatory net capital, as defined under such provisions. Regulatory net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $737,998 and net capital requirement of $5,000. The Company had no aggregate indebtedness at December 31, 2005.

Note 4 Concentration of Credit Risk

The Company maintains several cash accounts at one financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2005, the Company exceeded the insured limit by approximately $496,000.

Note 5 Possession of Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 Management Contract/Related-Party Transactions

The Company has a management contract with its Parent. The agreement requires the Parent to provide certain day-to-day operational support and to assist in with compliance and other matters, when deemed appropriate, and the Company to pay the Parent a management fee and reimburse them for expenses. Fees are based on substantially all costs incurred by the Parent related to Company expenses. For the year ended December 31, 2005, the Company paid $1,080,000 to the Parent as reimbursement for services performed on behalf of the Company. The Company paid certain expenses on behalf of the Parent company and made advances to the Parent company. At December 31, 2005, $108,885 remains outstanding and is reported as accounts receivable - affiliate. The Company also reimburses Wisconsin Hospital Association, Inc. (WHA), the parent company of WHA Financial Solutions, Inc., for certain administrative costs. At December 31, 2005, the Company had no outstanding accounts payable to WHA.

Note 7 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2005. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.